December 27, 2018

Via Edgar

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Attention:	Cecilia Blye, Chief
Office of Global Security Risk

Jennifer Hardy
Special Counsel
Division of Corporation Finance

Amanda Ravitz
Assistant Director
Division of Corporation Finance

Re:	China Yuchai International Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2017
Filed April 16, 2018
File No. 1-13522

Dear Sirs

This letter sets forth the response of China Yuchai International Limited (“We” or “China Yuchai”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (“Commission) in its letter dated November 30, 2018, with reference to the above-referenced Form 20-F. For the Staff’s convenience, the Staff’s comments are set forth before each response.

1.	Staff’s comments

In your letter to us dated July 8, 2015, you discussed contacts with Syria and Sudan. Guangxi Yuchai Machinery’s website provides contact information for Syria under its Saudi Arabia office and for Sudan under its Egypt Office. As you know, Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. sanctions and/or export controls. Your Form 20-F does not provide disclosure about those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan since the 2015 letter, including with their governments, whether through subsidiaries, distributors, resellers, affiliates, or other direct or indirect arrangements.

Our response

We confirm that since our letter of July 8, 2015 to the Staff (the “2015 letter”), neither we nor Guangxi Yuchai Machinery Company Limited (“Guangxi Yuchai”) have entered into any agreement, commercial arrangement or other contract with Syria or Sudan or any entities controlled by the governments in these countries.

In addition, there were no direct sales into Syria or Sudan during fiscal years 2015, 2016 and 2017 and the nine months ended September 30, 2018. However, as previously stated in the 2015 letter, we understand there may be indirect sales of our products into Syria and Sudan. This is done through the sales of our products to third-party distributors who purchase them from Guangxi Yuchai and resell them on to end-users in these countries in subsequent and separate transactions that are not disclosed to us or Guangxi Yuchai. All of these distributors are separate legal entities in which neither we nor our affiliates have any equity interest in or control over. As our products are sold to a number of different distributors who operate in a highly competitive landscape, we are not provided a detailed breakdown of the identity of the end-users or their locations. It is only when an end-user who has purchased our products under warranty from one of these distributors requests service support or special technical assistance does the distributor approach Guangxi Yuchai for assistance. Such requests help us to get more information about the end-user and identify the exact geographic location of the end-user. Other than through this method, we rely on self-reporting from these distributors to gather information regarding the identity of the end-users. Our products that are resold by the third-party distributors in Syria or Sudan are diesel engines which are primarily used in small commercial vehicles such as small buses and trucks, and to a lesser extent in the construction and agriculture industries.

We also confirm that neither we nor Guangxi Yuchai have any overseas service dealers or service centers in Syria or Sudan or any sales presence in any of these countries.

2.	Staff’s comments

Please also discuss the materiality of any contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amount of any revenues, assets and liabilities associated with Syria and Sudan for the last three fiscal years and the subsequent interim period. Please discuss the investor sentiment evidenced by divestment and similar initiatives directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

Our response

The table in Appendix I sets forth the historical unit and revenue data for diesel engines that were sold by us to third-party distributors who we understand resold those products to Syria and Sudan for fiscal years 2015, 2016 and 2017 and the nine months ended September 30, 2018. We do not have any assets or liabilities in Syria or Sudan.

Based on this data, we respectfully submit that the sales revenue contributions from our sales to Syria and Sudan are insignificant and not material to our past, current or anticipated future operations. Given the de minimis nature of the amounts involved, we do not believe that the sales of our products to these countries have constituted a material investment risk to our security holders. Accordingly, we believe that no specific reference was needed to this insignificant export data in our annual report on Form 20-F for the fiscal year ended December 31, 2017.

We are aware that various initiatives have been proposed or adopted by different bodies regarding investment in companies that do business with U.S. designated state sponsors of terrorism and confirm that we have considered the relevance of such issues to our business activities. Due to the de minimis nature of our dealings with Syria and Sudan, we do not believe that there would be any major impact to our reputation and share value.

Yours faithfully

/s/ Phung Khong Fock Thomas

Phung Khong Fock Thomas Chief Financial Officer

Appendix I

Sales of diesel engines resold by third party distributors into Syria and Sudan in fiscal years 2015, 2016, 2017 and Nine Months ended September 30, 2018

	Unit Sales for 2015	Revenue Sales for 2015	Unit Sales for 2016	Revenue Sales for 2016	Unit Sales for 2017	Revenue Sales for 2017	Unit Sales for Nine Months ended September 30, 2018	Revenue Sales for Nine Months ended September 30, 2018
		RMB ‘000		RMB ‘000		RMB ‘000		RMB ‘000
Syria	6	124.26	2	93.89	0	0	34	1,048.51

Total Sales	364,567	13,175,557.99	320,424	12,925,826.89	367,097	15,458,770.51	281,850	11,476,911.84
Percentage of Total Sales	0.002%	0.001%	0.001%	0.001%	0.000%	0.000%	0.012%	0.009%

Sudan	148	3,674.14	612	8,591.43	97	2,675.30	32	805.68

Total Sales	364,567	13,175,557.99	320,424	12,925,826.89	367,097	15,458,770.51	281,850	11,476,911.84
Percentage of Total Sales	0.041%	0.028%	0.191%	0.066%	0.026%	0.017%	0.011%	0.007%